MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

April 13, 2020

Ms. Jennifer Hardy

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Response to Comments on the 485A filing (the “Registration Statement”) for MainStay VP Funds Trust (811-03833-01 and 002-86082) (collectively, the “Registrant”)

Dear Ms. Hardy:

This letter responds to comments you provided telephonically on April 1, 2020 with respect to the Registration Statement for MainStay VP CBRE Global Infrastructure Portfolio, a series of the Registrant (the “Portfolio”). The Registration Statement was filed with the Securities and Exchange Commission on February 19, 2020. On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as the Registration Statement, except as defined herein.

Comment 1: Please update the Portfolio’s name, series and class identifiers on EDGAR.

Response: We have made these updates on EDGAR.

Comment 2: Please update all bracketed information prior to the 485(b) filing.

Response: We have updated all bracketed information.

Comment 3: Please ensure that exhibits filed with, or incorporated by reference into, the Portfolio’s 485(b) filing are hyperlinked as required under the FAST Act.

Response: We have included hyperlinks for all exhibits that are filed with, or incorporated by reference into, the Portfolio’s 485(b) filing.

Comment 4: Please file the Registrant’s comment response letter and transmittal letter for this filing prior to filing the Registrant’s 485(b).

Response: We have made the requested filings.

Comment 5: If the Portfolio’s investments in other investment companies are expected to exceed 0.01% of the Portfolio’s average net assets, please include the acquired fund fees and expenses row in the Portfolio’s fee table.

Response: We hereby confirm that the Portfolio’s acquired fund fees do not exceed 0.01% of its average net assets.

Comment 6: The SEC Staff notes that significant market events have occurred since the Registrant filed this post-effective amendment as a result of Covid-19. In the section entitled “Principal Risks”, please revise the “Market Risk” disclosure to address how these significant events are impacting equity markets. If the registrant believes that no additional disclosure is warranted, please explain supplementally the rationale for such determination.

Response: The Registrant is monitoring recent market events. The Registrant believes that its disclosure adequately addresses market risk and discloses that factors unrelated to the Portfolio’s investment strategy may adversely affect its performance. However, the Registrant has updated its disclosure in response to this comment as follows:

Statutory Prospectus

Market Risk

The value of a Portfolio's investments may fluctuate and/or decline because of changes in the markets in which the Portfolio invests, which could cause the Portfolio to underperform other funds with similar investment objectives and strategies. Security markets are volatile and may decline significantly in response to adverse issuer, regulatory, political, or economic developments. Different sectors of themarket and different security types may react differently to such developments. Changes in these markets may be rapid and unpredictable. Fluctuations in the markets generally or in a specific industry or sector may impact the securities in which a Portfolio invests. From time to time, markets may experience periods of stress for potentially prolonged periods that may result in: (i) increased market volatility; (ii) reduced market liquidity; and (iii) increased redemptions of Portfolio shares. Such conditions may add significantly to the risk of volatility in the net asset value of a Portfolio’s shares. Market changes may impact equity and fixed income securities in different and, at times, conflicting manners. A Portfolio potentially will be prevented from executing investment decisions at an advantageous time or price as a result of any domestic or global market disruptions, particularly disruptions causing heightened market volatility and reduced market liquidity, as well as increased or changing regulations. Thus, investments that the Manager or a Subadvisor believes represent an attractive opportunity or in which a Portfolio seeks to obtain exposure may be unavailable entirely or in the specific quantities sought by the Manager or the Subadvisor and the Portfolio may need to obtain the exposure through less advantageous or indirect investments or forgo the investment at the time.

Political and diplomatic events within the United States and abroad, such as the U.S. budget and deficit reduction plan and trade tensions, has in the past resulted, and may in the future result, in developments that present additional risks to a Portfolio's investments and operations. Geopolitical and other events, such as war, acts of terrorism, natural disasters, the spread of infectious illnesses, epidemics and pandemics, environmental and other public health issues, recessions or other events, and governments’ reactions to such events, may lead to increased market volatility and instability in world economies and markets generally and may have adverse effects on the performance of the Portfolio and its investments. Stocks of large capitalization issuers that are included as components of indices replicated by passively managed funds may be particularly susceptible to declines in value, including declines in value that are not believed to be representative of the issuer’s fundamentals, due to investor reactions to such events. Additional and/or prolonged geopolitical or other events may affect investor and consumer confidence and may adversely impact financial markets and the broader economy, perhaps suddenly and to a significant degree. Any such market, economic and other disruptions could also prevent a Portfolio from executing its investment strategies and processes in a timely manner.

Statement of Additional Information – after the last paragraph to the section entitled “Special Note Regarding Recent Market Events”

In addition, an outbreak of infectious respiratory disease caused by a novel coronavirus known as COVID-19 (“Coronavirus”), first detected in China in December 2019, has been detected globally. Epidemics and/or pandemics, such as the Coronavirus, have and may further result in, among other things, travel restrictions, closure of international borders, certain businesses and securities markets, restrictions on securities trading activities, prolonged quarantines, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. The impact of the Coronavirus, and other epidemics and/or pandemics that may arise in the future, are uncertain and could adversely affect the global economy, national economies, individual issuers and capital markets in unforeseeable ways and result in a substantial and extended economic downturn. In addition, public health crises caused by the Coronavirus may exacerbate other pre-existing political, social and economic risks in certain countries.

Comment 7: In the section entitled “Principal Risks”, please revise “Foreign Securities Risk” to address the risk associated with the Portfolio’s investments in securities of issuers in China.

Response: The Registrant confirms that the Portfolio does not currently principally invest in the securities of issuers in China. We continue to monitor the Portfolio’s exposure to various countries as we review and revise corresponding disclosures in the Prospectus.

Comment 8: In the section entitled “Past Performance”, please delete the description of the Portfolio’s broad-based securities market index as such disclosure is not permitted by Form N-1A.

Response: We believe that a description of the benchmarks used by a Portfolio is meaningful disclosure in order for shareholders to understand the benchmark’s relevance to the Portfolio. Therefore, we respectfully decline to delete this disclosure.

Comment 9: In the section entitled “Past Performance”, please update the “Average Annual Total Returns” table to include the performance information for the Russell 3000 Energy Index.

Response: We respectfully decline to make a change in response to this comment. We note that the Portfolio’s primary index for the prior year was the S&P 500 Index and that the Russell 3000 Energy Index was a secondary index. Consistent with the instructions to Item 4(b), the performance of the S&P 500 Index is shown alongside the Portfolio’s new primary index. The Portfolio removed the Russell 3000 Energy Index as its secondary index, it did not change it to a new secondary index. We do not believe Form N-1A requires the Portfolio to explain the removal of its secondary index or include the performance information of a secondary index for one year following the removal of such index.

Comment 10: In the section entitled “More About Investment Strategies and Risks”, please clearly state which of the strategies and risks are principal and which are non-principal and include more detailed disclosure than the disclosure in Item 4 regarding the Portfolio’s principal risks and strategies sections.

Response: We note that the strategies and risks disclosed in the first section under “More About Investment Strategies and Risks” are principal, and additional non-principal strategies and risks are disclosed in the “Additional Investments and Risks” section of the Prospectus as well as the SAI. The “More About Investment Strategies and Risks” section includes disclosure of the principal strategies and risks for all of the Portfolios that are included in the Prospectus.

Comment 11: In the section entitled “More About Investment Strategies and Risks”, please revise the disclosure so that the strategies and risks for the Portfolio are clearly identified. Merely listing these without identifying the portfolio to which each relates provides no meaningful information. Also Item 9(b) requires a detailed discussion of the Portfolio’s principal investment strategy and investments. Relying on the summary for the identification of the principal investment strategies and investments is not consistent with the layered disclosure regime adopted by the Commission for form N-1A. Please revise consistent with the specific requirements of Item 9(b) and 9(c).

Response: The Registrant has reviewed the disclosure summarizing the Portfolio’s principal investment strategies per Item 9 of the Form N-1A and respectfully submits that the disclosure is reasonable and appropriate both to describe the Portfolio’s principal investment strategies and risks and to summarize them, as applicable. The Registrant will continue to review and revise this section as it deems necessary. The Registrant notes that the strategies and risks disclosed in the first section under “More About Investment Strategies and Risks” are principal, and additional non-principal strategies and risks are disclosed as such.

Comment 12: In the section entitled “More About Investment Strategies and Risks-Concentration Risk”, please tailor this risk factor to address risks specific to the Portfolio’s concentration of its investments in the securities of issuers conducting their business activities in the infrastructure group of industries (as applicable).

Response: We respectfully decline to make a change in response to this comment. We believe the relevant disclosure in in response to Items 4 and 9 adequately addresses the risks specific to the Portfolio’s concentration of its investments.

Comment 13: In the section entitled “More About Investment Strategies and Risks-Foreign Securities Risk”, please consider revising this disclosure to address the risk associated with the Portfolio’s investments in securities of issuers in China.

Response: We respectfully decline to make a change in response to this comment as the Portfolio does not currently invest in the securities of issuers in China as part of its principal investment strategies. We continue to monitor the Portfolio’s exposure to various countries as we review and revise corresponding disclosures in the Prospectus.

Comment 14: In the section entitled “More About Investment Strategies and Risks-Foreign Infrastructure Industry Risk”, please revise include a definition of “social infrastructure companies.”

Response: We respectfully decline to make any changes in response to this comment as we believe the disclosure appropriately addresses the risks associated with investments in the issuers of infrastructure-related securities.

Comment 15: In the section entitled “More About Investment Strategies and Risks-Liquidity and Valuation Risk”, please remove the disclosure regarding fixed income securities as the Portfolio’s principal investment strategies do not contemplate such investments.

Response: We respectfully decline to make a change in response to this comment as this risk tile applies to other Portfolios that will be included in the Prospectus for the 485(b) filing.

Comment 16: In the section entitled “More About Investment Strategies and Risks-Portfolio Management Risk”, please briefly describe the use of a quantitative model in the Portfolio’s principal investment strategies and confirm whether the disclosure of in-house valuation procedures in the Portfolio’s principal investment strategies utilize quantitative models

Response: We respectfully decline to make a change in response to this comment as this risk tile applies to other Portfolios that will be included in the Prospectus for the 485(b) filing.

Comment 17: In the section entitled “The Fund and its Management”, please include the Portfolio’s effective management fee rate as of December 31, 2019.

Response: We have revised the disclosure to reflect the Portfolio’s effective management fee rate of 1.10% as of December 31, 2019. Effective February 28, 2020, the Portfolio’s management fee was reduced to 0.85% on all assets.

Comment 18: In the section entitled “Principal Risks”, please include the risks associated with portfolio turnover as a result of the Portfolio’s repositioning on February 28, 2020.

Response: The Registrant continues to monitor the Portfolio’s portfolio turnover ratio as we review and revise corresponding disclosures in the Prospectus. The Portfolio’s portfolio turnover ratio for the fiscal year ended December 31, 2020 will be presented in the Portfolio audited financial statements for such period. In addition, the Portfolio’s transition and related expenses were disclosed to shareholders in the both the supplement and proxy statement for the Portfolio’s repositioning.

Statement of Additional Information

Comment 1: A Portfolio and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Portfolio and adviser will consider the concentration of these investment companies when determining compliance with the Portfolio's concentration policies.

Response: In the section entitled “Investments Practices, Instruments and Risks Common to the Portfolios and Underlying Portfolios/Funds–Investment Companies”, we already include the following disclosure, which we believe to be responsive to this Comment:

For purposes of determining compliance with a Portfolio’s policy on concentrating its investments in any one industry, the Portfolios will look through investments in underlying investment companies for purposes of applying their concentration limitations, if the underlying investment company itself has a policy to concentrate in a particular industry. In that case, the particular industry in which the underlying investment company invests would be counted for purposes of calculating the Portfolio's concentration limitation.

Please contact the undersigned at 201-744-3598 should you have any questions regarding this matter.

Sincerely,

/s/ Brian McGrady

Brian McGrady

Assistant Secretary